Warner Norcross & Judd LLP

Attorneys at Law

900 Fifth Third Center

111 Lyon Street, N.W.

Grand Rapids, Michigan 49503-2487

October 10, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention:	Mara L. Ransom, Assistant Director
Lisa Kohl, Staff Attorney

Re:	Spartan Stores, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed September 25, 2013

File No. 333-190730

Dear Ms. Ransom:

Thank you for your letter of October 3, 2013 (the “Comment Letter”) and for your comments relating to Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”) of our client, Spartan Stores, Inc. (the “Company”), which was filed on September 25, 2013. This response is submitted on behalf of the Company. The Company is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) together with this letter.

The numbered paragraphs and headings below correspond to the headings in the Comment Letter. Each of your comments is set forth in bold, followed by the Company’s response to the comment.

Where You Can Find More Information, page 158

1.	We note your response to comment 12 in our letter dated September 19, 2013. Please also include in this section the current report on Form 8-K filed by Nash-Finch on February 13, 2013.

Response:	In response to your comment, we have included in this section the current report on Form 8-K filed by Nash-Finch on February 13, 2013. Please see page 161 of Amendment No. 2.

Part II – Information Not Required in the Prospectus, page II-1

Item 22. Undertakings, page II-2

2.	We note your response to comment 13 in our letter dated September 19, 2013. Please provide the undertaking set forth in Item 512(a)(6) of Regulation S-K. Please note that this undertaking is applicable to offerings made outside the scope of Rule 415 and that this undertaking is required for any offering that involves an initial distribution of securities, pursuant to Rule 159A under the Securities Act.

Response:	In response to your comment, we have provided the undertaking set forth in Item 512(a)(6) of Regulation S-K. Please see page II-3 of Amendment No. 2.

Exhibit Index, page II-6

Exhibit 8.1

3.	We note counsel’s statement in the last paragraph of the opinion that the opinion may be relied upon only by the Spartan Stores, Inc. and the Commission. Please have counsel remove this limitation, as investors are entitled to rely on the opinion. Please refer to Section III.D.1 of Staff Legal Bulletin No. 19, available on our website.

Response:	In response to your comment, we have removed the limitation from the opinion. The revised opinion is attached as Exhibit 8.1 to Amendment No. 2. In addition, we have updated, but have not otherwise changed, the opinions set forth as Exhibit 5.1 and 8.2 to Amendment No. 2.

In addition, to the revisions described above, we have included certain supplemental disclosures which are being added as part of a proposed settlement of the litigation described under the heading “Litigation Related to the Merger” on page 96 in connection with ongoing litigation. The supplemental disclosures are included in the following sections:

•	“Opinion of Spartan Stores’ Financial Advisor,” beginning on page 61.

•	“Certain Prospective Financial Information Reviewed by Spartan Stores,” beginning at page 70.

•	“Opinion of Nash Finch’s Financial Advisor,” beginning on page 75.

•	“Certain Prospective Financial Information Reviewed by Nash-Finch,” beginning on page 81.

Spartan Stores and Nash-Finch believe that the proxy statement contained in Amendment No. 1 is accurate and complete in all material respects and that no further disclosure is required under applicable laws. However, to avoid the risk that the lawsuits may delay or otherwise adversely affect the consummation of the merger, and to mitigate the expense and burden of defending such actions, Spartan Stores and Nash-Finch have agreed, pursuant to the terms of a proposed settlement, to make the supplemental disclosures in Amendment No. 2.

Under separate cover, we will send to you by overnight delivery a courtesy copy of Amendment No. 2, marked to show the changes from Amendment No. 1.

Please contact me at 616-752-2752 if you have any questions regarding this matter.

Very truly yours,

/s/ Gordon R. Lewis

Gordon R. Lewis

cc:	Alex J. DeYonker, Spartan Stores, Inc.

Kathleen Mahoney, Nash-Finch Company

David W. Pollak, Morgan, Lewis & Bockius LLP